FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

July 23, 2009

Item 3: News Release:

A news release dated and issued on July 23, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Non-Brokered Private Placements

Item 5: Full Description of Material Change:

Vancouver, BC – July 23, 2009.  CanAlaska Uranium Ltd. (the “Company”) wishes to announce a non-brokered flow-through private placement of up to 6,000,000 units at a purchase price of $0.17 per unit for gross proceeds of up to $1,020,000.  Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant (the “Warrant”), each whole Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of twenty-four months from the Closing Date at a price of $0.24 per Warrant Share. Of the 6,000,000 unit offering, 4,411,764 are being subscribed to by MineralFields Group.

MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax-advantage super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world.

“We are very pleased to be continuing our relationship with MineralFields Group” said Mr. Dasler, President and CEO.  “CanAlaska is growing, and we look forward to working with MineralFields Group as we continue to develop our holdings in the Athabasca region in Canada.

The proceeds from the private placement received from the sale of the units will be used for qualified Canadian Exploration Expenses on the Company’s Uranium projects in the Athabasca region of Saskatchewan.  Finder’s fees may be payable of up to 5% in cash and shares and up to 5% of warrants or units.  The foregoing is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 23rd day of July 2009.